NO ACT

PE
12-20-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005663

January 31, 2011

Taavi Annus
Bryan Cave LLP
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-31-11

Re: Sigma-Aldrich Corporation
Incoming letter dated December 20, 2010

Dear Mr. Annus:

This is in response to your letter dated December 20, 2010 concerning the shareholder proposal submitted to Sigma-Aldrich by Richard R. Treumann. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Richard R. Treumann

FISMA & OMB Memorandum M-07-16

January 31, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sigma-Aldrich Corporation
Incoming letter dated December 20, 2010

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in the company's charter and bylaws that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

There appears to be some basis for your view that Sigma-Aldrich may exclude the proposal under rule 14a-8(i)(9). You indicate that matters to be voted on at the upcoming stockholders' meeting include proposals sponsored by Sigma-Aldrich seeking approval of amendments to Sigma-Aldrich's certificate of incorporation. You also represent that the proposal would conflict directly with Sigma-Aldrich's proposals. You indicate that submitting all of the proposals to a vote could yield inconsistent, ambiguous, or inconclusive results. Accordingly, we will not recommend enforcement action to the Commission if Sigma-Aldrich omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sigma-Aldrich relies.

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Taavi Annus
Associate
Direct: 314-259-2037
Fax: 314-552-8037
taavi.annus@bryancave.com

Bryan Cave LLP
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750
Tel (314) 259-2000
Fax (314) 259-2020
www.bryancave.com

December 20, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Sigma-Aldrich Corporation – Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8; Omission of Stockholder Proposal Submitted by Richard R. Treumann

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), that our client, Sigma-Aldrich Corporation, a Delaware corporation (the "**Company**"), intends to omit from its proxy statement (the "**2011 Proxy Statement**") for its 2011 annual meeting of stockholders (the "**2011 Annual Meeting**") a stockholder proposal (the "**Proposal**") submitted by Mr. Richard R. Treumann (the "**Proponent**") under cover of letter dated November 22, 2010. A copy of the Proposal, together with Proponent's statement, is attached hereto as **Exhibit A**.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action if the Company omits the Proposal from the 2011 Proxy Statement on the grounds that the Company has substantially implemented the Proposal within the meaning of Rule 14a-8(i)(10) and that the Proposal conflicts with a Company's expected proposal within the meaning of Rule 14a-8(i)(9).

The Company expects to file its definitive 2011 Proxy Statement with the Commission on or about March 11, 2011, and this letter is being submitted more than 80 calendar days before such date in accordance with Rule 14a-8(j). In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("**SLB 14D**"), this letter and its exhibits are being e-mailed to the Staff at shareholdersproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this submission is being forwarded simultaneously to the Proponent.

Pursuant to Rule 14a-8(k) and SLB 14D, the Proponent is requested to copy the undersigned on any correspondence it may choose to make to the Staff.

I. The Proposal

The Company received the Proposal on November 22, 2010. On November 30, 2010, within 14 days of the Company's receipt of the Proposal, the Company sent to the Proponent by e-mail and overnight courier a notification (the "**Deficiency Letter**") of an eligibility and procedural deficiency with respect to the Proposal, in that the Proponent had failed to provide written evidence of his stock ownership as required by Rule 14a-8(b)(2). The Deficiency Letter further requested the Proponent to remedy this deficiency, and to respond to the Deficiency Letter within 14 calendar days. The Proponent provided verification of his stock ownership by e-mail dated December 13, 2010. A copy of the Deficiency Letter, the verification of stock ownership and related correspondence is attached hereto as **Exhibit B**.

The full text of the proposed stockholder resolution contained in the Proposal is the following:

"RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes our current 67% vote requirements."

II. Supermajority Provisions in the Charter and By-Laws and Proposed Amendments

Currently, the Company's Certificate of Incorporation, as amended (the "**Charter**") contains two supermajority voting provisions:

(a) Article Twelve, pursuant to which certain defined business combination transactions (the "**Business Combinations**") require the approval by the affirmative vote of the holders of at least two-thirds of all the outstanding stock of the Company entitled to vote at a meeting of stockholders called for such purpose; and

(b) Article Eleven, pursuant to which Article Twelve, as well as Article Eleven itself, may not be amended, altered, changed or repealed with less than an affirmative vote of the holders of at least two-thirds of all the outstanding shares of the Company entitled to vote at a meeting of stockholders called for such purpose.

The Company's By-Laws (the "**By-Laws**") contain one supermajority voting provision: Section 9.01, pursuant to which the By-Laws may be altered, amended or appealed and new By-Laws may be adopted by the stockholders by affirmative vote of the holders of not less than a two-thirds of the voting power of the shares issued and outstanding and entitled to vote at any annual or special meeting of the stockholders at which a quorum is in attendance.

At its December 13, 2010 meeting, the Board of Directors of the Company (the "**Board**"), based on a recommendation of the Corporate Governance Committee (the "**Committee**"), approved the submission to a stockholder vote two resolutions amending the Charter, to eliminate all supermajority voting provisions therein (such amendments being the "**Charter Amendments**"). Specifically, pursuant to the Charter Amendments, the Charter would be amended to (i) eliminate supermajority voting for certain amendments to the Charter in Article Eleven in favor of a simple majority of outstanding shares; and (ii) eliminate supermajority voting for approval of the Business Combinations in Article Twelve in favor of a simple majority of outstanding shares. The Board will consider and approve the precise text of the Charter Amendments in its February 2011 meeting.

The Board also decided, based on a recommendation by the Committee, to eliminate the supermajority voting provision in the By-Laws promptly after the 2011 Annual Meeting, if the Charter Amendments are approved (the "**By-Law Amendment**" and together with the Charter Amendments, the "**Amendments**"). Accordingly, if the Company's stockholders approve the Charter Amendments at the 2011 Annual Meeting, the Company's Charter and the By-Laws would no longer contain any supermajority voting requirements.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(10) as Substantially Implemented

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal.

The same stockholder proposed a substantially similar stockholder proposal for the 2010 Annual Meeting of Stockholders of the Company (the "**2010 Proposal**"), where 54.6% of the votes were cast "for" the 2010 Proposal. Following the stockholder vote in 2010, the Committee decided to recommend to the Board to consider and approve (i) two resolutions to be put to vote at the 2011 Annual Meeting amending the Company's Charter, to eliminate all supermajority voting provisions therein, and (ii) amending the By-Laws, if the Charter Amendments are approved, substantially implementing the Proposal. The Board followed these recommendations and approved the submission of Charter Amendments to stockholder vote and decided to adopt the By-law Amendment, subject to stockholder approval of the Charter Amendments at the 2011 Annual Meeting. Therefore, the Company respectfully submits that it may exclude the Proposal from the 2011 Proxy Statement on this ground.

Interpreting the predecessor to Rule 14a-8(i)(10), the Commission stated that the rule was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *Exchange Act Release No. 12598* (July 7, 1976). The proposal need not be implemented in full or precisely as presented by the proponent. *See* SEC Release No. 34-40018 *at n.30* and accompanying text (May 21, 1998). Substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007) (exclusion of proposal to institute annual director elections permissible when the company had already declassified its board, although the details of declassification could differ from the proposal); *ConAgra Foods, Inc.* (July 3, 2006) (exclusion of proposal to issue sustainability report permissible when the company already issues a corporate responsibility report discussing such issues); *Johnson & Johnson* (February 17, 2006) (exclusion of proposal to verify the employment legitimacy of employees permissible when the company was already legally required to do so at the time of hiring).

The Board lacks unilateral authority to adopt the Charter Amendments, but, consistent with the Proposal, has taken steps necessary to eliminate all stockholder supermajority voting requirements. As noted above, the Board has approved the submission of the Charter Amendments to a stockholder vote at the 2011 Annual Meeting. The Board will adopt the By-Law Amendment promptly following the approval by stockholders of the Charter Amendments. These actions would eliminate all supermajority voting requirements from the Charter and the By-Laws. By submitting the Charter Amendments to the Company's stockholders at the 2011 Annual Meeting, and by amending the By-Laws promptly after the meeting in the event of a favorable vote on the Charter Amendments, the Company is addressing the essential objective of the Proposal. Accordingly, there is no reason to ask stockholders to vote on a resolution to urge the Board to take action that the Board has already taken and will take pending stockholder action.

The Staff has on numerous occasions, including in connection with virtually identical stockholder proposals as the Proposal, concurred with companies that have taken similar action as the Company has taken and expects to take that such companies have substantially implemented the proposals under Rule 14a-8(i)(10). *See, e.g., Express Scripts, Inc.* (January 28, 2010) (granting no-action relief under Rule 14a-8(i)(10) where the board had adopted amendments to by-laws not subject to stockholder action); *MDU Resources Group, Inc.* (January 16, 2010); *Time Warner Inc.* (February 29, 2008) (in each case granting no-action relief when the board had taken action, subject to shareholder approval, relating to a similar proposal). The Staff has also consistently granted no-action relief under Rule 14a-8(i)(10) when companies have sought to exclude stockholder proposals requesting elimination of supermajority requirements when the companies' boards of directors were only expected to approve the necessary amendments to their respective charters and/or bylaws and have represented that they will recommend that their stockholders approve such amendments at the next annual meeting. *See, e.g., Applied Materials, Inc.* (December 19, 2008); *Sun Microsystems, Inc.* (August 28, 2008); *NiSource, Inc.* (March 10, 2008); *H.J. Heinz Company* (May 20, 2008) (in each case, the board was expected to take action after the submission of the no-action letter request). In each of these cases, the Staff granted no-action relief to a company that intended to omit a stockholder proposal that was substantially similar to the Proposal, based on expected actions by the company's board of directors.

In addition, the Staff has previously granted no-action relief under Rule 14a-8(i)(10) where amendments to both the certificate of incorporation and by-laws were requested, and the companies have undertaken to amend both the certificate of incorporation and by-laws, but conditioning the by-law amendments to the adoption of the amendments to the certificate of incorporation by the stockholders. *See NiSource, Inc.* (March 10, 2008); *Baker Hughes, Inc.* (February 20, 2007).

As in the letters cited above, the Board approved the Charter Amendments and the By-Law Amendment at its meeting on December 13, 2010, to eliminate stockholder supermajority voting requirements, and seek stockholder approval for the Charter Amendments at the 2011 Annual Meeting as needed to effectuate those amendments. The By-Law Amendment will be adopted and will become effective if the Charter Amendments are approved and adopted by the stockholders.

If for any reason the Charter Amendments are not submitted to the stockholders at the 2011 Annual Meeting, the Company will include the Proposal and supporting statement in its 2011 Proxy Statement.

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because the Proposal Directly Conflicts with the Company's Own Proposals to Be Submitted To the Stockholders

A. Rule 14a-8(i)(9) Background

The Staff has permitted exclusion of stockholder proposals under Rule 14a-8(i)(9) when the stockholder and company-sponsored proposals present alternative and conflicting decisions, which could result in inconsistent and ambiguous results. *See, e.g., Herley Industries, Inc.* (November 20, 2007); *Northern States Power Company* (July 25, 2007); *H.J. Heinz Company* (April 23, 2007). The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *Exchange Act Release No. 34-40018* (May 21, 1998, n.27).

B. The Proposal Directly Conflicts with the Company's Proposals

If approved by the stockholders, the Company's proposals relating to the approval of the Charter Amendments would eliminate the supermajority provisions in the Charter as requested in the Proposal. If included in the 2011 Proxy Statement, the Proposal would conflict directly with the Company's proposals.

The Proposal is precatory, not mandatory, and therefore would not by itself result in the elimination of the supermajority provisions in the Charter, as would the Company's proposals. Should the stockholders vote "for" the Proposal, the Company would not yet have the requisite stockholder approval required to amend the Charter to eliminate the supermajority provisions. The Company's proposals seek a change in exactly the same Charter provisions implicated by the Proposal, but use a different approach by actually proposing amendments to Articles Eleven and Twelve of the Charter, the approval of which requires the affirmative vote of the holders of two-thirds of the outstanding shares under the terms of the Charter.

The results of the votes on the Proposal and the Company's proposals could yield inconsistent, ambiguous or inconclusive results. For example, if the Proposal and each of the Company's proposals received a majority of votes cast, but none received the number of votes necessary to amend the Charter, it would not be clear whether (a) the Company should consider taking steps to implement the Proposal by submitting amendments conforming to the Proposal at the next shareholders' meeting or (b) because the Company's proposal did not pass, the Company should conclude that there is insufficient support for reducing the supermajority requirements so that submitting amendments conforming to the Proposal to a stockholder vote would be futile. The situation is further complicated by the fact that the Proposal encompasses more than one change to the Charter, while the Company's proposal will address each change separately, so that it would not be clear whether a vote for the Proposal expresses support for multiple changes or just one of the changes. *See Allergan, Inc.* (February 22, 2010); *Dominion Resources, Inc.* (January 19, 2010, recon. denied March 29, 2010); *The Walt Disney Company* (November 16, 2009, recon. denied December 17, 2009) (in each case agreeing with the Company that a substantially similar proposal to the Proposal is excludable under Rule 14a-8(i)(9) for the reasons similar to the ones described above).

In addition, inclusion of the Proposal may also confuse the stockholders by implying that the Board did not take positive action to implement the 2010 Proposal relating to the same subject matter. Omitting the Proposal from the 2011 Proxy Statement will eliminate the possibility of confusion and will be the shortest path toward eliminating the supermajority provisions in the Charter and By-Laws, which will ultimately satisfy the Proponent's request.

For the reasons set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(9) because it directly conflicts with the Company's own proposals and, accordingly, we request that the Staff concur that the Proposal may be excluded from the 2011 Proxy Statement on this basis.

V. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2011 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call me at 314-259-2037 or R. Randall Wang at 314-259-2149. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Sincerely,



Taavi Annus

Enclosures

cc: Mr. Richard R. Treumann ***FISMA & OMB Memorandum M-07-16***
George L. Miller, Esq.
R. Randall Wang, Esq.

Exhibit A

Proposal

See attached.

Richard R. Treumann

FISMA & OMB Memorandum M-07-16

Mr. Jai P. Nagarkatti
Chairman of the Board
Sigma-Aldrich Corporation
3050 Spruce St
St. Louis MO 63103

Dear Mr. Nagarkatti,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to***FISMA & OMB Memorandum M-07-16***

Sincerely,

Richard R Treumann   Nov 22, 2010

Richard R. Treumann   Date

cc: George Miller <George.Miller@sial.com>
Corporate Secretary
Kirk Rickter <kirk.richter@sial.com>
Treasurer
Phone: 314 771-5765
Fax: 314 771-5757

[SIAL: Rule 14a-8 Proposal, November 22, 2010]

Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes our current 67% vote requirements.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. For example, a Goodyear management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes.

We gave greater than 54%-support to a 2010 shareholder proposal on this same topic. Proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote.

This proposal topic also won from 74% to 88% support at the following companies in 2009: Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's.

If our Company were to remove each supermajority requirement, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote

---

Notes:
Richard R. Treumann

FISMA & OMB Memorandum M-07-16

sponsored this proposal.

Exhibit B

Correspondence Related to Stock Ownership

See attached.

George L. Miller, Esq.
Senior Vice President, General Counsel and Secretary
Telephone (314) 286-7443
Fax (314) 286-8072
Email: George.Miller@sial.com

SIGMA-ALDRICH™

sigma-aldrich.com

3050 Spruce Street, Saint Louis, MO 63103 USA
Tel: (800) 521-8956 (314) 771-5765 Fax: (800) 325-5052 (314) 771-5757

November 30, 2010

VIA CERTIFIED MAIL AND E-MAIL

Mr. Richard R. Treumann

FISMA & OMB Memorandum M-07-16

Dear Mr. Treumann:

We acknowledge receipt on November 22, 2010 of your email communication enclosing: a) your letter dated the same day; and b) accompanying shareholder proposal relating to simple majority voting (the "Proposal") intended for inclusion in the next proxy statement (the "Proxy Statement") of Sigma-Aldrich Corporation ("Sigma-Aldrich").

As you are aware, Rule 14a-8 under the Securities Exchange Act of 1934, as amended, provides that in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, we may, pursuant to Rule 14a-8(f), exclude the proposal from our proxy statement.

Our records indicate that you are not a registered holder of common stock of Sigma-Aldrich. Under Rule 14a-8(b), you must therefore prove your eligibility to submit a proposal in one of two ways: (i) submitting to Sigma-Aldrich a written statement from the "record" holder of Sigma-Aldrich common stock (usually a broker or bank) verifying that you have continuously for one year held the requisite number of shares of common stock as of November 22, 2010 (i.e., the date on which you submitted the Proposal); or (ii) submitting to Sigma-Aldrich a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the Securities and Exchange Commission that demonstrates your ownership of the requisite number of shares as of or before November 22, 2009. In either case you, as a shareholder proponent, are also required to provide a written statement that you intend to continue ownership of the shares through the date of the annual meeting.

You have not yet submitted evidence establishing that you have satisfied these eligibility requirements. Unless we receive evidence that you have satisfied the eligibility requirements of Rule 14a-8, we intend to exclude the Proposal from the Proxy Statement. Please note that if you intend to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

For your convenience, we have attached is a copy of Rule 14a-8 on shareholder proposals.

Once we have received the foregoing information, we would like to schedule a brief teleconference with you as several portions of your covering letter and the proposal itself is unclear to us.

We thank you for your continued interest in Sigma-Aldrich. Please address all further correspondence to me. You may be aware that Dr. Nagarkatti passed away earlier this month. Rakesh Sachdev has been elected President and CEO, and Mr. Richter has been elected as CFO. Please feel free to copy either of these gentlemen when communicating to us.

Best regards,



George L. Miller
Senior Vice President, General Counsel and Secretary

Attachment

FISMA & OMB Memorandum M-07-16

12/13/2010 02:11 PM

Please respond to

FISMA & OMB Memorandum M-07-16

To Liz Papagianis <Liz.Papagianis@sial.com>, George Miller <George.Miller@sial.com>, Kirk Rickter <kirk.richter@sial.com>

cc

Subject Proof of share ownership

The attached file, provided by my broker, documents my ownership of greater than $2000 worth of Sigma-Aldrich since before Nov 1, 2009.

I still hold these shares and will not sell them while the resolution is in process.

Please reply by email to confirm receipt.

Richard Treumann

charles SCHWAB

8332 Woodfield Crossing Blvd.
Indianapolis, IN 46240

December 9, 2010

Richard Roy Treumann

FISMA & OMB Memorandum M-07-16

RE: Share ownership

Dear Mr. Treumann,

This letter is to confirm that you have owned more than $2,000 worth of the following stocks since November 1st, 2009:

Sigma Aldrich Corp. (cusip 826552101)
Pepsico Incorporated (cusip 713448108)
Yum Brands Inc. (cusip 988498101)

If you have any questions, please don't hesitate to contact us at 1-800-435-4000.

Sincerely,



Jeremy Decatur
Resolution Manager
Charles Schwab & Co. Inc.

CC: File

SIGMA-ALDRICH

George L. Miller
Senior Vice President, General Counsel and Secretary
3050 Spruce Street / Saint Louis, MO, 63103 / USA
Phone: (314) 771-5765, x2550
Direct: (314) 286-7443
Fax: (314) 286-8072 / Cell: (314) 973-5611
Email: George.Miller@sial.com

17 December 2010

By EMAIL and FEDEX SERVICE

Mr. Richard Treumann

FISMA & OMB Memorandum M-07-16

Re: Rule 14a-8 Proposal

Dear Mr. Treumann:

Thank you for your email communication of December 13, 2010 received by email and enclosing a letter from Schwab attesting to the fact that since November 1, 2009 you held more than $2,000 in value in the shares of our Company.

Sincerely,



George L. Miller